Exhibit 99.3
Form of Release to Stock Exchanges

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2021 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2021	2021	2020	2021
	Audited	Audited	Audited	Audited
Revenue from operations	27,896	26,311	23,665	1,00,472
Other income, net	622	545	475	2,201
Total Income	28,518	26,856	24,140	1,02,673
Expenses
Employee benefit expenses	15,230	14,440	13,604	55,541
Cost of technical sub-contractors	2,454	1,985	1,626	7,084
Travel expenses	133	161	116	554
Cost of software packages and others	1,289	1,072	893	4,223
Communication expenses	147	146	163	634
Consultancy and professional charges	396	395	262	1,261
Depreciation and amortisation expenses	829	831	756	3,267
Finance cost	49	50	48	195
Other expenses	815	841	880	3,286
Total expenses	21,342	19,921	18,348	76,045
Profit before tax	7,176	6,935	5,792	26,628
Tax expense:
Current tax	1,937	1,662	1,321	6,672
Deferred tax	38	195	199	533
Profit for the period	5,201	5,078	4,272	19,423
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	(33)	(146)	147	134
Equity instruments through other comprehensive income, net	1	9	(1)	119
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	5	26	(6)	25
Exchange differences on translation of foreign operations	290	(266)	164	130
Fair value changes on investments, net	38	(137)	54	(102)
Total other comprehensive income/(loss), net of tax	301	(514)	358	306
Total comprehensive income for the period	5,502	4,564	4,630	19,729
Profit attributable to:
Owners of the company	5,195	5,076	4,233	19,351
Non-controlling interest	6	2	39	72
	5,201	5,078	4,272	19,423
Total comprehensive income attributable to:
Owners of the company	5,491	4,570	4,586	19,651
Non-controlling interest	11	(6)	44	78
	5,502	4,564	4,630	19,729
Paid up share capital (par value 5/- each, fully paid)	2,122	2,124	2,122	2,124
Other equity *#	74,227	74,227	63,328	74,227
Earnings per equity share (par value 5/- each)**
Basic ()	12.24	11.96	9.98	45.61
Diluted ()	12.21	11.94	9.97	45.52

*	Balances for the quarter ended June 30, 2021 and June 30, 2020 represent balances as per the audited Balance Sheet for the year ended March 31, 2021 and March 31, 2020, respectively as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015
**	EPS is not annualized for the quarter ended June 30, 2021, quarter ended March 31, 2021 and quarter ended June 30, 2020.
#	Excludes non-controlling interest

1. Notes

a)	The audited interim condensed consolidated financial statements for the quarter ended June 30, 2021 have been taken on record by the Board of Directors at its meeting held on July 14, 2021. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Buyback of Equity shares

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors in the Annual General meeting held on June 19 , 2021. At the Maximum buyback price of 1,750/- per equity share and the Maximum buyback size of 9,200 crore the indicative maximum number of equity shares bought back would be 5,25,71,428 Equity Shares (Maximum buyback shares) comprising approximately 1.23% of the paid-up equity share capital of the Company as of March 31, 2021(on a standalone basis). The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The Company will fund the buyback from its free reserves. The buyback of equity shares through the stock exchange commenced on June 25, 2021 and is expected to be completed on or before December 24, 2021.

During the quarter ended June 30, 2021 43,90,000 equity shares were purchased from the stock exchange which includes 22,04,000 shares which have been purchased but not extinguished as of June 30, 2021. In accordance with section 69 of the Companies Act, 2013, during the quarter ended June 30, 2021 , the Company has created ‘Capital Redemption Reserve’ of 2 crore equal to the nominal value of the shares bought back as an appropriation from general reserve. Subsequent to the three months ended June 30, 2021, the Company additionally purchased 54,38,000 number of shares; total number of shares purchased till date is 98,28,000 amounting to 1,542 crore excluding transactions costs and buyback tax.

c)	Estimation of uncertainties relating to the global health pandemic from COVID-19 ( COVID-19):

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of these interim condensed consolidated financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group has, at the date of approval of these condensed financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these interim condensed consolidated financial statements.

2.	Information on dividends for the quarter ended June 30, 2021

For financial year 2021, the Board recommended a final dividend of 15/- (par value of 5/- each) per equity share. The same was approved by the shareholders in the Annual General Meeting of the Company held on June 19, 2021 and was paid on June 25, 2021.

(in )

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2021	2021	2020	2021
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	12.00
Final dividend	–	15.00	–	15.00

3. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2021	2021	2020	2021
Revenue by business segment
Financial Services(1)	9,217	8,677	7,457	32,583
Retail (2)	4,175	3,902	3,391	14,745
Communication (3)	3,403	3,156	3,165	12,628
Energy, Utilities, Resources and Services	3,371	3,233	3,027	12,539
Manufacturing	2,702	2,533	2,256	9,447
Hi-Tech	2,310	2,124	2,063	8,560
Life Sciences (4)	1,891	1,796	1,575	6,870
All other segments (5)	827	890	731	3,100
Total	27,896	26,311	23,665	1,00,472
Less: Inter-segment revenue	–	–	–	–
Net revenue from operations	27,896	26,311	23,665	1,00,472
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	2,358	2,239	2,001	8,946
Retail (2)	1,482	1,385	1,048	5,117
Communication (3)	707	709	621	2,795
Energy, Utilities , Resources and Services	1,022	932	851	3,552
Manufacturing	625	707	506	2,563
Hi-Tech	567	558	598	2,454
Life Sciences (4)	571	547	476	2,156
All other segments (5)	100	194	20	306
Total	7,432	7,271	6,121	27,889
Less: Other Unallocable expenditure	829	831	756	3,267
Add: Unallocable other income	622	545	475	2,201
Less: Finance cost	49	50	48	195
Profit before tax and non-controlling interests	7,176	6,935	5,792	26,628

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

4. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2021	2021	2020	2021
Revenue from operations	23,714	22,497	20,325	85,912
Profit before tax	6,493	6,040	5,378	24,477
Profit for the period	4,723	4,459	4,008	18,048

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone condensed financial statements as stated.

By order of the Board for Infosys Limited

Salil Parekh
Bengaluru, India July 14, 2021	Chief Executive Officer and Managing Director

The Board has also taken on record the condensed consolidated results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2021, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2021	2021	2020	2021
	Audited	Audited	Audited	Audited
Revenues	3,782	3,613	3,121	13,561
Cost of sales	2,509	2,357	2,071	8,828
Gross profit	1,273	1,256	1,050	4,733
Operating expenses	377	372	342	1,408
Operating profit	896	884	708	3,325
Other income, net	84	75	63	297
Finance cost	7	7	6	26
Profit before income taxes	973	952	765	3,596
Income tax expense	268	255	201	973
Net profit	705	697	564	2,623
Earnings per equity share *
Basic	0.17	0.16	0.13	0.62
Diluted	0.17	0.16	0.13	0.61
Total assets	14,730	14,825	13,037	14,825
Cash and cash equivalents and current investments	3,499	3,700	2,886	3,700

*	EPS is not annualized for the quarter ended June 30, 2021, quarter ended March 31, 2021 and quarter ended June 30, 2020.

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2021. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.